UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	22 March 2024 - “Holding(s) in Company”

99.1

22 March 2024
HALEON PLC
(“Haleon” or “the Company”)

TR-1: Standard form for notification of major holdings
1. Issuer Details

ISIN

GB00BMX86B70

Issuer Name

HALEON PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Pfizer Inc.

City of registered office (if applicable)

New York

Country of registered office (if applicable)

United States of America

4. Details of the shareholder

Name	City of registered office	Country of registered office
Guaranty Nominees Limited	London	United Kingdom
BofA Securities, Inc.	Wilmington, Delaware	United States of America

5. Date on which the threshold was crossed or reached

21-Mar-2024

6. Date on which Issuer notified

21-Mar-2024

7. Total positions of person(s) subject to the notification obligation

..	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	22.580000	0.000000	22.580000	2062236079
Position of previous notification (if applicable)	32.000000	0.000000	32.000000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
Ordinary Shares GB00BMX86B70		1667778175		18.260000
Restricted ADSs		394457904		4.320000
Sub Total 8.A	2062236079		22.580000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2
9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

This notification relates to the sale by Pfizer Inc. ("Pfizer") of a portion of its interest in Haleon plc ("Haleon").

Pfizer sold 594,000,000 Haleon ordinary shares and 196,554,820 ordinary shares in the form of American depositary shares, each representing two ordinary shares ("ADSs") pursuant to a global offer. In connection with the global offer, Haleon repurchased 102,272,727 ordinary shares from Pfizer in accordance with the terms of a share purchase deed between Haleon and Pfizer dated 11 September 2023 and approved by Haleon’s shareholders at its annual general meeting on 20 April 2023.

These calculations are based on an issued share capital of Haleon of 9,132,301,104 ordinary shares, following cancellation of the 102,272,727 ordinary shares repurchased from Pfizer, as communicated by Haleon in their announcement on total voting rights and capital dated 21 March 2024.

Pfizer holds its ordinary shares in Haleon through (i) BofA Securities, Inc., and (ii) Guaranty Nominees Limited (in respect of the ADSs), which hold the legal title to those shares on Pfizer's behalf.

12. Date of Completion

21-Mar-2024

13. Place Of Completion

New York, USA

Amanda Mellor, Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 22, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary